April 1, 2011

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Photronics, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 14, 2011
File No. 000-15451

Dear Mr. James:

     We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 21, 2011 in connection with the filing of the Photronics, Inc. (the “Company” or “we” or “us” or “our”) Annual Report on Form 10-K for the fiscal year ended October 31, 2010, filed on January 14, 2011 (the “2010 Form 10-K”).

     For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended October 31, 2010

Financial Statements

Note 1. Summary of Significant Accounting Policy, Revenue Recognition, page 42

1.
Please tell us when you recognize revenue (e.g., upon delivery because terms are customarily FOB shipping point, upon satisfaction of a significant condition of sale, after customer acceptance, etc.). Discuss your consideration of providing similar disclosure in the notes to your financial statement.

As stated in the first sentence of the first paragraph under "Revenue Recognition" at page 42 of the 2010 Form 10-K, the Company recognizes revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. In future filings, commencing with the Form 10-Q for the quarter ending May 1, 2011, the Company will expand the revenue recognition policy in the notes to its financial statements to include the following:

"Delivery is determined by the shipping terms of the individual sales transactions. For sales with FOB destination shipping terms, delivery occurs when the Company's product reaches its destination and is received by the customer. For sales with FOB shipping point terms, delivery occurs when the Company's product is received by the common carrier."

Mr. Martin James
April 1, 2011

Note 10. Share-Based Compensation, page 49

2.	Please tell us why you generally base the grant date fair value of options on the closing price of your common stock on the date of grant. Explain other methods of valuation you used and the circumstances in which you used them.

The Company bases the grant date fair value of options on the closing price of its common stock on the date of grant. The Company does not use any other methods. In future filings, the Company will eliminate the word “generally” and will revise the third sentence of the first paragraph under "Stock Options" to read as follows:

“The grant date fair values of options are based upon the closing prices of the Company’s common stock on the date of grant using the Black-Scholes option pricing model.”

In the Company’s most recent Form 10-Q for the quarter ended January 30, 2011, filed on March 4, 2011, the word “generally” was eliminated.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
April 1, 2011

Note 14. Income Taxes, page 55

3.	Please provide us with a rollforward of your undistributed earnings of foreign subsidiaries that are and are not permanently reinvested for fiscal 2008, 2009 and 2010.

The rollforward of the Company’s undistributed earnings of its foreign subsidiaries that are and are not permanently reinvested for fiscal years 2010, 2009 and 2008 is set forth in the table below:

UNDISTRIBUTED EARNINGS ROLLFORWARD FOR FISCAL YEARS 2008 THROUGH 2010

	Dollars in millions
	Permanently	Not Permanently
	Reinvested	Reinvested	Total
Undistributed Earnings @ 10-28-07 (2)	$204.9	$-	$204.9
Exclusion of subsidiary earnings
included above (1)	(53.7)		(53.7)
Net Income/(Loss)	(110.1)	0.6	(109.5)
Dividends (4)	(0.5)	(2.7)	(3.2)
Reclassification of subsidiary's earnings
not permanently reinvested (Germany)	(18.5)	18.5	-
Foreign currency translation impact	(4.2)		(4.2)
Undistributed Earnings @ 11-02-08 (2)	17.9	16.4	34.3
Net Income/(Loss)	4.0	(0.0)	4.0
Dividends (4)	(0.6)	-	(0.6)
Foreign currency translation impact	3.3	2.2	5.5
Undistributed Earnings @ 11-01-09 (2)	24.6	18.6	43.2
Inclusion of subsidiary's losses
not included above (3)	(2.3)		(2.3)
Net Income/(Loss)	15.1	(0.2)	14.9
Dividends	-	(4.7)	(4.7)
Foreign currency translation impact	2.0	(1.1)	0.9
Undistributed Earnings @ 10-31-10 (2)	$39.4	$12.7	$52.1

Footnotes:

(1)	In fiscal year 2008, the UK and Singapore subsidiaries' prior year cumulative earnings are eliminated due to their cumulative undistributed loss positions as of 11-02-08

(2)	Undistributed earnings includes third tier subsidiary losses of $14.1, $38.1, $41.6 and $45.6 for 2007, 2008, 2009 and 2010 respectively

(3)	In fiscal year 2010, the Singapore subsidiary reverted to positive cumulative earnings; accordingly their beginning cumulative loss is added back

(4)	Dividends paid out of earnings deemed permanently reinvested pertains to the Company's Taiwan subsidiary and were paid from current year statutory earnings in 2008 and 2009

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
April 1, 2011

4.	We note that in fiscal 2008, $12 million of earnings that were previously considered to be permanently reinvested in foreign operations were determined to no longer be indefinitely reinvested. We also note your disclosure regarding your possible election in the future to repatriate foreign earnings. Please tell us how you considered ASC 740-30-25-17 in determining the amount of earnings that are permanently reinvested and explain why your conclusions changed with respect to $12 million of those earnings in 2008.

ASC 740-30-25-17 requires that “…sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely ... these criteria are sometimes referred to as the indefinite reversal criteria … Experience of the entities and definite future programs of operations and remittances are examples of the types of evidence required…”

The Company manufactures photomasks for both the semiconductor and flat panel display markets. Ongoing, rapid technological advances in these markets require significant continued investment in property, plant and equipment (capex investments) in order to enable us to meet the high-end technology requirements of our customers. The Company’s foreign subsidiaries in Korea and Taiwan produce such high-end products and require continued significant capex investments, including the purchase of high-end equipment and the purchase of additional manufacturing space to expand their businesses and meet the needs of their customers. In addition, these subsidiaries continue to evaluate potential local investments to expand their businesses using internally generated funds. Accordingly, the Korean and Taiwan subsidiaries’ undistributed earnings are considered to be permanently reinvested. Although, the Company’s footnote disclosure indicates that it may in the future determine that certain of these earnings may not be permanently reinvested, the Company has no plans to repatriate the earnings of its Korean or Taiwan subsidiaries. The cited language is meant to inform readers of the financial statements that the Company's position may be reevaluated in the future if conditions in the industry in which its Korean and Taiwan subsidiaries operate were to change.

The Company determined in 2008 that the undistributed retained earnings of its German subsidiary would no longer be deemed to be permanently reinvested because they no longer met the indefinite reversal criteria. Unlike the Company’s subsidiaries in Korea and Taiwan, the Company’s German subsidiary evolved into a manufacturer of mature (non high-end) photomasks that do not require significant continued capex investments. This evolution of the operations of the business caused management’s future intentions to reinvest in the German subsidiary to change in 2008.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
April 1, 2011

Note 21. Fair Value Measurements, page 62

5.	Please tell us why you consider your valuation of common stock warrants using the Black-Scholes option pricing model to be a level 2 valuation. Please explain how this is consistent with ASC 820-10-35.

The Company’s common stock warrants disclosed in “Note 21. Fair Value Measurements” have an exercise price of $.01 per share, and therefore, given the nominal strike price, their fair value approximates the market value of the Company’s common stock. The Company uses the Black-Scholes model to value these warrants, and the most significant input to the model is the market value of the Company’s common stock. The other model inputs, including the historical volatility the Company’s common stock, the risk free rate of return and the contractual term of the warrants are not significant to the fair value measurement given the nominal strike price.

The Company considers its valuation of common stock warrants to be a level 2 valuation because, although the most significant input to the model (the market value of the Company’s common stock) falls within level 1, the warrants themselves are not publicly traded and there are no quoted prices in active markets for identical instruments at the measurement dates. Therefore, the Company considers the warrants to fall within level 2 of the fair value hierarchy which is consistent with ASC 820-10-35.

Item 9A. Controls and Procedures, page 67

6.	We note your disclosure regarding your officers’ conclusions about the functioning of your disclosure controls and procedures. In future filings please provide, as required by Item 307 of Regulation S-K, the conclusions of the company’s principal executive and principal financial officers regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the report.

We have noted the Staff’s comment and upon re-reading the language, we agree that it could be streamlined and clarified. Accordingly, we propose to revise the language of the second paragraph under “Evaluation of Disclosure Controls and Procedures” in Item 9A in future Forms 10-K and the comparable Item 4 of Part I of future Forms 10-Q, so that the paragraph would read as follows:

“The Company’s management, under the supervision and with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this report.”

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com

Mr. Martin James
April 1, 2011

We acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact me at (203) 740-5671.

Sincerely,

Photronics, Inc.

/s/Sean T. Smith
Sean T. Smith
Senior Vice President and Chief Financial Officer

cc:	Kate Tillen
Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission

Richelle E. Burr
Vice President, General Counsel & Secretary Photronics, Inc.

Photronics, Inc. 15 Secor Road, Box 5226 ● Brookfield, Connecticut 06804 ● (203) 775-9000 ● (203) 775-5601 fax ● www.photronics.com